Exhibit 99.1

Westport’s Management System Certified to ISO 9001:2008
~Vital Certification for Westport as Supplier to Truck OEMs~

March 4, 2009

Vancouver, BC -- Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced its quality management system (QMS) has been certified as compliant to International Organization of Standardization (ISO) 9001:2008 standards for the design, assembly and commercialization of Westport’s liquefied natural gas (LNG) fuel systems.

“As an engine and fuel system supplier to large truck manufacturers, ISO certification of our QMS is central to the development of our customer base,” said Michael Gallagher, President and COO of Westport. “This certifies that we have the management systems in place to meet our customers requirements.”

Registration by QMI-SAI Global addresses Westport’s needs, as a tier 1 automotive supplier, to provide truck original equipment manufacturers (OEMs) with consistent products and support.

ISO 9001:2008 is the international quality certification that defines minimum requirements for a company's quality management system. Westport’s QMS comprises the organization's policies, procedures and other internal requirements that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), liquefied propane gas (LPG), hydrogen, and biofuels.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport’s joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

Note: This document contains forward-looking statements about  Westport’s business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems  and processes and demand for products, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control and are discussed in Westport’s most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com